

November 1, 2010

Mr. David Wei Tang
Chief Financial Officer
Vimicro International Corporation
15/F Shining Tower
No. 35 Xueyuan Road, Haidian District
Beijing 100191, People's Republic of China

> **Re:** **Vimicro International Corporation**
> **Form 20-F for the Year Ended December 31, 2009**
> **Filed May 12, 2010**
> **File No. 001-34225**

Dear Mr. Tang:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief